O’Neill Law Group PLLC Stephen F.X. O’Neill* Christian I. Cu** Conrad Y. Nest*	435 Martin Street, Suite 1010 Blaine, WA 98230 Telephone: 360-332-3300 Facsimile: 360-332-2291 E-mail: cyn@stockslaw.com

File #4455

July 19, 2006

VIA EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549

Attention: Melissa Campbell Duru

Dear Sirs:

RE:	ABERDENE MINES LIMITED (the “Company”)
	-	SEC File Number - 000-33189
	-	Schedule 14A – Preliminary Proxy Statement filed July 10, 2006 (the “Proxy Statement”)

We write on behalf of the Company in response to our telephone conference with you on July 19, 2006, regarding your review of the Company’s Proxy Statement. Further to your verbal comments, the Company has expanded the disclosure contained under its proposal to increase the Company’s authorized capital to provide the details of the Company’s proposed stock issuances and has described the potential effects of such issuances on current stockholders. Please see page 11 of the amended proxy statement filed by the Company on EDGAR today.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Conrad Y. Nest

CONRAD Y. NEST

VANCOUVER OFFICE:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars **Nevada, Washington and British Columbia Bars

ACKNOWLEDGEMENT OF ABERDENE MINES LIMITED

Aberdene Mines Limited (the “Company”), hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosures made in its filings;

  United States Securities and Exchange Commission (the “Commission”) staff comments or changes to our disclosure made in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

  the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated the 19th day of July, 2006.

ABERDENE MINES LIMITED

/s/ Bryan Wilson
_____________________________
Bryan Wilson
President